UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51124

SeaBright Insurance Holdings, Inc. / The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter,

and name of Exchange where security is listed and/or registered)

1501 4th Avenue, Suite 2600, Seattle, WA 98101 (206) 269-8500

(Address, including zip code, and telephone number,

including area code, of Issuer’s principal executive offices)

Common Stock, par value $.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, SeaBright Insurance Holdings, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.
Date: November 4, 2008	SeaBright Insurance Holdings, Inc.

By: /s/ John G. Pasqualetto

Name: John G. Pasqualetto
Title: Chairman, President and Chief Executive Officer

This voluntary delisting is a result of SeaBright Insurance Holdings, Inc.’s pending transfer of listing to the New York Stock Exchange (“NYSE”). SeaBright Insurance Holdings, Inc.’s first day of trading on NYSE is expected to be November 6, 2008.